                                                                    Exhibit 99.2


                                  NETZEE, INC.

                                AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1999, 2000 AND 2001

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS....................  F-2
  CONSOLIDATED FINANCIAL STATEMENTS
    Consolidated Balance Sheets as of December 31, 2000 and
       2001...................................................  F-3
    Consolidated Statements of Operations for the period from
       January 1, 1999 to February 28, 1999, for the period
       from March 1, 1999 to December 31, 1999 and for the
       years ended December 31, 2000 and 2001.................  F-4
    Consolidated Statements of Changes in Shareholders'
       (Deficit) Equity for the period from January 1, 1999 to
       February 28, 1999, for the period from March 1, 1999 to
       December 31, 1999 and for the years ended December 31,
       2000 and 2001..........................................  F-5
    Consolidated Statements of Cash Flows for the period from
       January 1, 1999 to February 28, 1999, for the period
       from March 1, 1999 to December 31, 1999 and for the
       years ended December 31, 2000 and 2001.................  F-6
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS..................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Netzee, Inc.:

     We have audited the accompanying consolidated balance sheets of NETZEE, INC. (a Georgia corporation, formerly Direct Access Interactive, Inc.) AND SUBSIDIARIES as of December 31, 2000 and 2001 and the related consolidated statements of operations, shareholders' equity, and cash flows for the period from March 1, 1999 to December 31, 1999, and for the years ended December 31, 2000 and 2001 and the consolidated statements of operations, shareholders' deficit, and cash flows of its predecessor (Direct Access Interactive, Inc.) for the period from January 1, 1999 to February 28, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Netzee, Inc. and subsidiaries as of December 31, 2000 and 2001, the results of its operations and its cash flows for the years ended December 31, 2000 and 2001 and the period from March 1, 1999 to December 31, 1999, and the results of operations and cash flows of its predecessor (Direct Access Interactive, Inc.) for the period from January 1, 1999 to February 28, 1999 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Atlanta, Georgia
February 15, 2002 (except with respect to Notes 9, 15 and 21, as to which the date is March 29, 2002)

                                  NETZEE, INC.
                                AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS


                                                              DECEMBER 31, 2000   DECEMBER 31, 2001
                                                              -----------------   -----------------
                                    ASSETS
Current assets:
  Cash and cash equivalents.................................    $     960,231       $     464,889
  Restricted cash...........................................          135,000             325,000
  Accounts receivable, net of allowance for doubtful
     accounts of $641,447 and $375,202, at December 31, 2000
     and 2001, respectively.................................        5,836,904           2,708,227
  Leases receivable, current................................          671,580             630,083
  Prepaid and other current assets..........................        1,130,294           1,091,442
                                                                -------------       -------------
          Total current assets..............................        8,734,009           5,219,641
  Property and equipment, net of accumulated depreciation of
     $3,552,971 and $3,007,404 at December 31, 2000 and
     2001, respectively.....................................        6,616,804           4,315,900
  Intangible assets, net of accumulated amortization of
     $47,824,555 and $50,028,727 at December 31, 2000 and
     2001, respectively.....................................       89,950,659          22,261,157
  Leases receivable, net of current portion.................        1,202,606             638,267
  Other non-current assets..................................          210,942              65,607
                                                                -------------       -------------
          Total assets......................................    $ 106,715,020       $  32,500,572
                                                                =============       =============

                    LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................    $   1,784,480       $   1,303,835
  Accrued liabilities.......................................        4,372,821           1,354,045
  Deferred revenue..........................................        7,263,099           2,697,894
  Note payable, current portion.............................          134,231                  --
  Other current liabilities.................................          668,151           1,039,996
                                                                -------------       -------------
          Total current liabilities.........................       14,222,782           6,395,770
  Related-party borrowings..................................       20,000,000          13,191,715
  Note payable, net of current portion......................        1,465,590                  --
  Deferred revenue, net of current portion..................        1,436,576           1,180,780
                                                                -------------       -------------
          Total liabilities.................................       37,124,948          19,587,485
Commitments and contingencies (Note 20)

Redeemable preferred stock, no par value; 5,000,000 shares
  authorized: 8% convertible preferred stock, $13 stated
  value; 500,000 shares authorized and outstanding at
  December 31, 2000 and 2001................................        6,500,000           6,500,000
Shareholders' equity:
  Common stock, no par value; 70,000,000 shares authorized
     at December 31, 2000 and 2001, 3,358,642 and 3,377,911
     shares issued and outstanding at December 31, 2000
     and 2001, respectively.................................      192,304,886         190,555,255
  Notes receivable from shareholders........................       (1,525,467)           (579,486)
  Deferred stock compensation...............................       (3,595,682)           (629,234)
  Accumulated deficit.......................................     (124,093,665)       (184,114,228)
                                                                -------------       -------------
          Total shareholders' equity........................       63,090,072           5,232,307
                                                                -------------       -------------
          Total liabilities and shareholders' equity........    $ 106,715,020       $  32,500,572
                                                                =============       =============

   The accompanying notes are an integral part of these consolidated balance sheets.

The year ended December 31, 1999 is presented in two columns below due to the acquisition of the predecessor on March 9, 1999, which established a new basis of accounting for certain assets and liabilities of Netzee, Inc. The purchase method of accounting was used to record assets acquired and liabilities assumed by Netzee, Inc. Such accounting generally results in increased amortization reported in future periods. Accordingly, the accompanying consolidated financial statements of the Predecessor and Netzee, Inc. are not comparable in all material respects, since those financial statements report financial position, results of operations, and cash flows on a different basis of accounting.

                                  NETZEE, INC.
           (FORMERLY DIRECT ACCESS INTERACTIVE, INC. ("PREDECESSOR"))
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                PREDECESSOR                        NETZEE, INC.
                                               ----------------   ----------------------------------------------
                                                  FOR THE             FOR THE
                                                PERIOD FROM         PERIOD FROM
                                               NUARY 1, 1999 TO   MARCH 1, 1999 TO    YEAR ENDED     YEAR ENDED
                                                FEBRUARY 28,        DECEMBER 31,     DECEMBER 31,   DECEMBER 31,
                                                    1999                1999             2000           2001
                                               ----------------   ----------------   ------------   ------------
Revenues:
  Monthly maintenance and service.............    $ 33,082          $  1,737,592     $ 17,760,838   $ 23,467,947
  License, hardware, implementation and
    other.....................................      57,080               522,159        2,150,706      2,296,096
                                                  --------          ------------     ------------   ------------
        Total revenues........................      90,162             2,259,751       19,911,544     25,764,043
Operating expenses:
  Cost of services, license, hardware,
    implementation and maintenance............      44,358             1,913,960       10,105,570     14,115,008
  Selling and marketing.......................      12,350             2,575,257        9,422,085      3,559,257
  General and administrative, excluding
    amortization of stock-based compensation
    and restructuring costs...................      49,399             1,844,629       11,342,280     11,556,547
  Amortization of stock-based compensation....          --             4,591,888        3,192,688      1,255,437
  Depreciation................................       2,476               190,524        1,773,436      2,065,577
  Amortization................................          --            12,863,016       52,802,042     32,969,808
  Restructuring costs.........................          --                    --          211,200      2,002,139
  Long-lived asset impairment charges.........          --                    --       26,300,278     12,142,146
  Net loss on sales of assets.................          --                    --               --      4,719,863
                                                  --------          ------------     ------------   ------------
        Total operating expenses..............     108,583            23,979,274      115,149,579     84,385,782
                                                  --------          ------------     ------------   ------------
Operating loss................................     (18,421)          (21,719,523)     (95,238,035)   (58,621,739)
Interest expense, net.........................      (3,469)             (670,503)      (1,050,664)      (878,824)
                                                  --------          ------------     ------------   ------------
Loss before extraordinary item................     (21,890)          (22,390,026)     (96,288,699)   (59,500,563)
Extraordinary loss............................          --            (4,518,760)              --             --
                                                  --------          ------------     ------------   ------------
Net loss before preferred dividends and
  cumulative effect of change in accounting
  principle...................................     (21,890)          (26,908,786)     (96,288,699)   (59,500,563)
Preferred stock dividends.....................          --               (24,200)        (520,000)      (520,000)
                                                  --------          ------------     ------------   ------------
Net loss attributable to common shareholders
  before cumulative effect of change in
  accounting principle........................     (21,890)          (26,932,986)     (96,808,699)   (60,020,563)
Cumulative effect of change in accounting
  principle...................................          --                    --         (351,980)            --
                                                  --------          ------------     ------------   ------------
Net loss attributable to common
  shareholders................................    $(21,890)         $(26,932,986)    $(97,160,679)  $(60,020,563)
                                                  ========          ============     ============   ============
Basic and diluted loss per share before
  extraordinary item..........................                      $     (15.54)    $     (34.81)  $     (17.89)
Extraordinary loss per share..................                             (3.13)              --             --
                                                                    ------------     ------------   ------------
Basic and diluted net loss per share before
  cumulative effect of change in accounting
  principle...................................                      $     (18.67)    $     (34.81)  $     (17.89)
Loss per share from cumulative effect of
  change in accounting principle..............                                --            (0.13)            --
                                                                    ------------     ------------   ------------
Basic and diluted loss per share..............                      $     (18.67)    $     (34.94)  $     (17.89)
                                                                    ============     ============   ============
Weighted average common shares outstanding....                         1,442,754        2,781,141      3,354,909
                                                                    ============     ============   ============

 The accompanying notes are an integral part of these consolidated statements.

    The purchase method of accounting was used to record assets acquired and liabilities assumed by Netzee, Inc. Such accounting generally results in increased amortization reported in future periods. Accordingly, the accompanying consolidated financial statements of the Predecessor and Netzee, Inc. are not comparable in all material respects, since those financial statements report financial position, results of operations, and cash flows on a different basis of accounting.

                                  NETZEE, INC.
           (FORMERLY DIRECT ACCESS INTERACTIVE, INC. ("PREDECESSOR"))
                                AND SUBSIDIARIES

      CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' (DEFICIT) EQUITY

                                                    COMMON STOCK
                                               ------------------------                  SHAREHOLDERS'       DEFERRED
                                               SHARES(1)      AMOUNT       WARRANTS     NOTES RECEIVABLE   COMPENSATION
                                               ---------   ------------   -----------   ----------------   ------------
Predecessor:
 Balance, December 31, 1998..................  2,000,000   $     50,871   $        --     $        --      $        --
Net loss.....................................        --              --            --              --               --
                                               ---------   ------------   -----------     -----------      ------------
 Balance, February 28, 1999..................  2,000,000   $     50,871   $        --     $        --      $        --
                                               =========   ============   ===========     ===========      ============
Netzee, Inc.:
Initial InterCept investment, March 9,
 1999........................................  1,000,147   $  1,379,965   $        --     $        --      $        --
Issuance of common stock for notes
 receivable..................................   194,375       3,110,000            --      (3,110,000)              --
Capital contributions........................        --       1,990,556            --              --               --
Issuance of common stock in connection with
 acquisitions................................   765,280      71,884,011            --              --               --
Issuance of common stock in connection with
 marketing agreements........................    16,077       1,479,096            --              --               --
Deferred stock-based compensation............    20,000      13,224,100            --         (85,000)     (13,139,100)
Amortization of deferred stock-based
 compensation................................        --              --            --              --        4,591,888
Stock options exercised for note
 receivable..................................     3,750          93,300            --         (93,300)              --
Payment of shareholder notes.................        --              --            --          85,000               --
Interest on shareholder notes................        --              --            --        (111,499)              --
Issuance of warrants to purchase common
 stock.......................................        --              --     4,618,760              --               --
Initial public offering proceeds, net of
 expenses....................................   550,000      54,895,583            --              --               --
Net loss attributable to common
 shareholders................................        --              --            --              --               --
                                               ---------   ------------   -----------     -----------      ------------
 Balance, December 31, 1999..................  2,549,629    148,056,611     4,618,760      (3,314,799)      (8,547,212)
                                               ---------   ------------   -----------     -----------      ------------
Exercise of warrants to purchase common
 stock.......................................    57,735       6,119,857    (4,618,760)             --               --
Issuance of common stock and options to
 purchase common stock in connection with
 acquisitions................................   705,232      39,834,929            --              --               --
Issuance of common stock in connection with
 employer 401k match.........................    47,401         142,204            --              --               --
Forfeiture of restricted shares..............    (3,125)       (375,000)           --              --          375,000
Initial public offering expenses.............        --        (107,480)           --              --               --
Exercise of stock options....................     1,771          17,607            --              --               --
Interest on shareholder notes................        --              --            --        (214,241)              --
Repayment of shareholders' notes.............        --              --            --       2,003,573               --
Amortization of deferred stock-based
 compensation................................        --              --            --              --        3,192,688
Forfeiture of stock options..................        --      (1,383,842)           --              --        1,383,842
Net loss attributable to common
 shareholders................................        --              --            --              --               --
                                               ---------   ------------   -----------     -----------      ------------
 Balance, December 31, 2000..................  3,358,642    192,304,886            --      (1,525,467)      (3,595,682)
                                               ---------   ------------   -----------     -----------      ------------
Return of common stock in connection with
 acquisitions................................    (23,824)     (115,885)            --              --               --
Forfeitures of stock options.................        --     (1,711,011)            --              --        1,711,011
Repayment of shareholders' notes.............        --              --            --         981,659               --
Exercise of stock options....................      2,223            177            --              --               --
Issuance of common stock in connection with
 acquisitions................................     28,572         56,573            --              --               --
Interest on shareholder notes................        --              --            --         (35,678)              --
Amortization of deferred stock-based
 compensation................................        --              --            --              --        1,255,437
Issuance of common stock in connection with
 employer 401(k) match.......................     12,298         20,516            --              --               --
Net loss attributable to common
 shareholders................................        --              --            --              --               --
                                                ---------  ------------   -----------     -----------      ------------
 Balance, December 31, 2001..................   3,377,911  $190,555,255   $        --     $  (579,486)     $  (629,234)
                                                =========  ============   ===========     ===========      ============


                                                                    TOTAL
                                                ACCUMULATED     SHAREHOLDERS'
                                                  DEFICIT      (DEFICIT) EQUITY
                                               -------------   ----------------
Predecessor:
 Balance, December 31, 1998..................  $    (505,689)    $   (454,818)
Net loss.....................................        (21,890)         (21,890)
                                               -------------     ------------
 Balance, February 28, 1999..................  $    (527,579)    $   (476,708)
                                               =============     ============
Netzee, Inc.:
Initial InterCept investment, March 9,
 1999........................................  $          --     $  1,379,965
Issuance of common stock for notes
 receivable..................................             --               --
Capital contributions........................             --        1,990,556
Issuance of common stock in connection with
 acquisitions................................             --       71,884,011
Issuance of common stock in connection with
 marketing agreements........................             --        1,479,096
Deferred stock-based compensation............             --               --
Amortization of deferred stock-based
 compensation................................             --        4,591,888
Stock options exercised for note
 receivable..................................             --               --
Payment of shareholder notes.................             --           85,000
Interest on shareholder notes................             --         (111,499)
Issuance of warrants to purchase common
 stock.......................................             --        4,618,760
Initial public offering proceeds, net of
 expenses....................................             --       54,895,583
Net loss attributable to common
 shareholders................................    (26,932,986)     (26,932,986)
                                               -------------     ------------
 Balance, December 31, 1999..................    (26,932,986)     113,880,373
                                               -------------     ------------
Exercise of warrants to purchase common
 stock.......................................             --        1,501,097
Issuance of common stock and options to
 purchase common stock in connection with
 acquisitions................................             --       39,834,929
Issuance of common stock in connection with
 employer 401k match.........................             --          142,204
Forfeiture of restricted shares..............             --               --
Initial public offering expenses.............             --         (107,480)
Exercise of stock options....................             --           17,607
Interest on shareholder notes................             --         (214,241)
Repayment of shareholders' notes.............             --        2,003,573
Amortization of deferred stock-based
 compensation................................             --        3,192,688
Forfeiture of stock options..................             --               --
Net loss attributable to common
 shareholders................................    (97,160,679)     (97,160,679)
                                               -------------     ------------
 Balance, December 31, 2000..................   (124,093,665)      63,090,072
                                               -------------     ------------
Return of common stock in connection with
 acquisitions................................             --         (115,885)
Forfeitures of stock options.................             --               --
Repayment of shareholders' notes.............             --          981,659
Exercise of stock options....................             --              177
Issuance of common stock in connection with
 acquisitions................................             --           56,573
Interest on shareholder notes................             --          (35,678)
Amortization of deferred stock based
 compensation................................             --        1,255,437
Issuance of common stock in connection with
 employer 401(k) match.......................             --           20,516
Net loss attributable to common
 shareholders................................    (60,020,563)     (60,020,563)
                                               -------------     ------------
 Balance, December 31, 2001..................  $(184,114,228)    $  5,232,307
                                               =============     ============

---------------

(1) All shares have been adjusted to reflect the one-for-eight reverse stock split effected May 16, 2001.

 The accompanying notes are an integral part of these consolidated statements.

The year ended December 31, 1999 is presented in two columns below due to the acquisition of the predecessor on March 9, 1999, which established a new basis of accounting for certain assets and liabilities of Netzee, Inc. The purchase method of accounting was used to record assets acquired and liabilities assumed by Netzee, Inc. Such accounting generally results in increased amortization reported in future periods. Accordingly, the accompanying consolidated financial statements of the Predecessor and Netzee, Inc. are not comparable in all material respects, since those financial statements report financial position, results of operations, and cash flows on a different basis of accounting.

                                  NETZEE, INC.
           (FORMERLY DIRECT ACCESS INTERACTIVE, INC. ("PREDECESSOR"))
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                    PREDECESSOR                              NETZEE, INC.
                                                -------------------   -----------------------------------------------------------
                                                FOR THE PERIOD FROM   FOR THE PERIOD FROM
                                                JANUARY 1, 1999 TO     MARCH 1, 1999 TO        YEAR ENDED          YEAR ENDED
                                                 FEBRUARY 28, 1999     DECEMBER 31, 1999    DECEMBER 31, 2000   DECEMBER 31, 2001
                                                -------------------   -------------------   -----------------   -----------------
Cash flows from operating activities:
 Net loss attributable to common
   shareholders...............................       $(21,890)           $(26,932,986)        $(97,160,679)       $(60,020,563)
 Adjustments to reconcile net loss to net cash
   used in operating activities:
   Cumulative effect of change in accounting
     principle................................             --                      --              351,980                  --
   Depreciation and amortization..............          2,476              13,053,540           54,575,478          35,035,385
   Stock-based compensation expense...........             --               4,591,888            3,192,688           1,255,437
   Asset impairment charges...................             --                      --           26,300,278          12,142,146
   Provision for bad debt.....................             --                      --              579,590              10,572
   Net loss on sales of assets................             --                      --                   --           4,719,858
   Extraordinary loss.........................                              4,518,760                   --                  --
   Interest income on shareholder notes.......                               (111,499)            (214,241)            (35,678)
   Changes in assets and liabilities, net of
     effect of acquisitions and dispositions:
     Accounts receivable......................         12,606              (2,008,746)          (2,946,615)          2,255,972
     Leases receivable........................             --                (198,873)            (621,207)            605,836
     Prepaid and other current assets.........             --                (303,528)            (387,938)           (175,409)
     Accounts payable and accrued
       liabilities............................        (42,889)              3,238,796             (956,124)         (3,205,903)
     Accrued restructuring costs..............             --                      --               98,300             (61,292)
     Deferred revenue.........................         41,222               1,602,925              990,444          (1,530,326)
     Other current liabilities................             --                  24,200              639,085             586,795
                                                     --------            ------------         ------------        ------------
       Net cash used in operating
         activities...........................         (8,475)             (2,525,523)         (15,558,961)         (8,417,170)
                                                     --------            ------------         ------------        ------------
Cash flows from investing activities:
 Acquisitions, net of cash acquired...........             --             (48,938,638)                  --            (420,954)
 Purchase of property, equipment and
   capitalized software.......................             --              (4,233,946)          (4,138,335)         (2,238,777)
 Purchase of short-term investments related to
   restricted cash............................             --                      --             (135,000)           (575,000)
 Proceeds from sale of short-term investments
   related to restricted cash.................             --                      --                   --             380,000
 Proceeds from the sale of assets.............             --                      --                   --          16,863,801
                                                     --------            ------------         ------------        ------------
       Net cash (used in) provided by
         investing activities.................             --             (53,172,584)          (4,273,335)         14,009,070
                                                     --------            ------------         ------------        ------------
 Cash flows from financing activities:
 Contributions from shareholder...............             --               1,240,556                   --                  --
 Related party borrowings.....................             --              41,830,132           27,046,095          10,450,000
 Payments on related party borrowings.........             --             (31,524,798)         (18,003,025)        (17,496,706)
 Decrease in line-of-credit...................             --                (277,473)                  --                  --
 Payments on notes payable....................             --                 (25,865)          (3,403,911)            (22,372)
 Net proceeds from refinancing of note
   payable....................................             --                      --              400,192                  --
 Re-payment of shareholder notes..............             --                      --            2,003,573             981,659
 Payments of preferred stock dividends........             --                      --              (24,200)                 --
 Proceeds from exercise of warrants...........             --                      --            1,501,097                  --
 Proceeds from exercise options for common
   stock......................................             --                      --               17,607                 177
 Sale of common stock.........................             --              55,707,144                   --                  --
 Decrease in related party loans from
   shareholder of predecessor entity..........         (2,000)                     --                   --                  --
                                                     --------            ------------         ------------        ------------
       Net cash (used in) provided by
         financing activities.................         (2,000)             66,949,696            9,537,428          (6,087,242)
                                                     --------            ------------         ------------        ------------
Net (decrease) increase in cash and cash
 equivalents..................................        (10,475)             11,251,589          (10,294,868)           (495,342)
Cash and cash equivalents beginning of
 period.......................................         13,985                   3,510           11,255,099             960,231
                                                     --------            ------------         ------------        ------------
Cash and cash equivalents end of period.......       $  3,510              11,255,099         $    960,231        $    464,889
                                                     ========            ============         ============        ============

        The accompanying notes are an integral part of these statements.

                                  NETZEE, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1999, 2000, AND 2001

1. ORGANIZATION AND NATURE OF BUSINESS

ORGANIZATION, FORMATION, CERTAIN ACQUISITIONS AND CERTAIN DISPOSITIONS

     Netzee, Inc. ("we," "Netzee" or the "Company") is a provider of Internet banking products and services and Internet commerce solutions to small and mid-sized banks, thrifts and credit unions, typically with assets of less than $10 billion. We provide solutions that enable financial institutions to offer their customers a wide array of financial products and services over the Internet. We also offer financial institutions custom web site design, implementation and marketing services, telephone banking products and other support applications.

     Netzee was formed as a Georgia corporation in August 1999 to be merged with Direct Access Interactive, Inc. ("Direct Access" or the "Predecessor"), a company that was formed in October 1996 to provide Internet and telephone banking products and services. In March 1999, InterCept, Inc. ("InterCept") acquired Direct Access as a wholly owned subsidiary. InterCept currently owns approximately 28% of our common stock.

     In August 1999, Direct Access acquired SBS Corporation ("SBS") in a merger. Immediately after the merger, Direct Access sold all of the assets of SBS, other than its Internet and telephone banking assets, to our former parent company, InterCept. Based in Birmingham, Alabama, SBS provided automated technology products and services, including Internet and telephone banking systems, to community financial institutions nationwide.

     In September 1999, Direct Access was merged into Netzee, with Netzee being the surviving corporation. On that same day, Netzee acquired the Internet banking divisions (the "Divisions") of each of TIB The Independent BankersBank ("TIB"), a Texas state chartered and Federal Reserve member bank, and The Bankers Bank, a Georgia state chartered and Federal Reserve member bank. Each of these entities is a "bankers' bank," which is a bank that exclusively serves and is owned by other financial institutions.

     In September 1999, we also acquired all of the ownership interests in Call Me Bill, LLC ("Call Me Bill") based in Elizabethtown, Kentucky. Call Me Bill provided 24-hour electronic bill payment services to financial institutions' customers. Subsequently, we integrated these services into our core Internet banking product. In May 2001, we sold a portion of these assets which we considered a non-core component of our business to iPay, LLC ("iPay"), a related party, which also assumed certain of the liabilities associated with the assets (see Note 4).

     In September 1999, we also acquired Dyad Corporation ("Dyad"). Based in Norcross, Georgia, Dyad developed, among other things, proprietary loan application, approval and fulfillment software.

     In November 1999, we completed our initial public offering. We issued 550,000 shares of common stock (including the exercise of a portion of the underwriter's over-allotment option) at an offering price of $112 per share. Net proceeds from the offering were approximately $55 million after deducting underwriters' discounts, commissions and expenses of the offering. We used the proceeds to repay principal and accrued interest owed to InterCept pursuant to outstanding promissory notes and previous working capital advances and to acquire DPSC Software, Inc. ("DPSC") in December 1999.

     Located near Los Angeles, California, DPSC provided regulatory reporting and support applications designed to meet the special needs of community financial institutions. In February 2001, we sold substantially all of these assets to InterCept, which also assumed substantially all of the liabilities associated with the assets (see Note 4).

     In March 2000, we acquired certain of the assets and assumed certain liabilities of Digital Visions, Inc. ("DVI") based in Minneapolis, Minnesota. DVI provided Internet-based financial information tools for

                                  NETZEE, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

community financial institutions. In November 2001, we sold substantially all of these assets to SS&C Technologies, Inc. ("SS&C"), which also assumed certain of the liabilities associated with the assets (see Note 4).

     In July 2000, we acquired certain assets and assumed certain liabilities of Card Plus, Inc. ("Card Plus"). Located in Norcross, Georgia, Card Plus provided software and outsourced consultants for systems development.

     In November 2000, we acquired certain assets and assumed certain liabilities of John H. Harland Company ("Harland"). The assets acquired were principally located in Trumbull, Connecticut and Portland, Oregon and are used to provide Internet banking and bill payment services. As a result of our purchase of these assets, Harland now has beneficial ownership of approximately 16% of our common stock.

     In March 2001, we purchased certain assets of HomeCom's Internet banking business and assumed certain of HomeCom's operating liabilities related to the business. The assets acquired were principally located in Atlanta, Georgia and are used to provide Internet banking services (see Note 3).

     We collectively refer to Call Me Bill, Card Plus, DPSC, DVI, Dyad, HomeCom, the Internet banking and bill payment assets of Harland, the Internet and telephone banking operations of SBS and the Divisions as the "Acquired Operations."

     We have incurred net losses since our inception. As of December 31, 2001, we had an accumulated deficit of approximately $184 million. These losses have resulted from the costs we have incurred to develop our products and services, and to increase our customer base and build our infrastructure as well as from the amortization of intangible assets associated with the Acquired Operations. We believe that our existing capital resources, together with cash provided by our operations and borrowings under our credit facility, will be sufficient to fund our working capital requirements for the next 12 months. If we are unable to achieve and maintain our cost savings goals, if our working capital requirements exceed our current expectations, if cash provided by our operations is less than anticipated, or if we make additional acquisitions, we may need to raise additional capital either through debt or equity sources before that time. We cannot be sure that we will be able to obtain the additional financing necessary to satisfy these additional capital requirements or to implement our strategy on acceptable terms or at all. Additionally, we may need to further extend the due dates of our line of credit as well as our preferred stock. If we cannot obtain this financing or these extensions on terms acceptable to us, or at all, we may be forced to curtail some planned business expansion, we may be unable to fund our ongoing operations, or we may have to cease operations altogether. Alternatively, we may be required to reduce the level of spending on capital and operating expenses in order to utilize our existing financing and sources of liquidity to operate the business on a reduced scale.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     The financial statements of the Predecessor for the period from January 1, 1999 through February 28, 1999, include only the accounts of Direct Access. The consolidated financial statements for the period from March 1, 1999 to December 31, 1999 and for the years ended December 31, 2000 and 2001 include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     The consolidated financial statements of the Predecessor and the Company are not comparable in all material respects, since those financial statements report the financial position, results of operations, and cash flows on a different basis of accounting. Although Direct Access was acquired on March 9, 1999, the accompanying financial statements for the year ended December 31, 1999 are presented as if the acquisition occurred on the close of business on February 28, 1999 instead of March 9, 1999. The operations between March 1, 1999 and March 9, 1999 were not material. The accompanying financial statements prior to

                                  NETZEE, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

February 28, 1999 present the financial position and the results of operations and cash flows of Direct Access, the predecessor to Netzee.

     The Acquired Operations noted above were accounted for using the purchase method of accounting. Accordingly, the results of operations of the Acquired Operations have been included in the consolidated financial statements from their respective dates of acquisition forward.

USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     We consider all short-term, highly liquid investments with an original maturity date of three months or less to be cash equivalents.

RESTRICTED CASH

     Restricted cash at December 31, 2001 is comprised of certificates of deposit and are related to certain operating stand-by letters of credit, as well as $125,000 held in escrow related to certain divestitures in 2001 (see Note 4). Restricted cash at December 31, 2000 related to certain operating stand-by letters of credit.

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the assets for financial reporting purposes. Effective March 9, 1999, the property and equipment of the Predecessor were restated to the fair value at the date of acquisition. Major additions and improvements are charged to the property accounts while maintenance and repairs, which do not improve or extend the lives of assets, are expensed in the current period. Estimated useful lives for our assets are as follows:

Leasehold improvements.............  Lesser of useful life or term of lease
Computer equipment.................  3 to 5 years
Furniture and fixtures.............  10 years
Machinery and other equipment......  3 to 15 years
Software...........................  3 to 5 years

INTANGIBLE ASSETS

     Intangible assets consist of the intangibles recorded as a result of the acquisitions discussed in Note 1 and include acquired technology, workforce, contracts in progress, marketing agreements and goodwill. The carrying amounts of the intangible assets are reviewed for impairment when events and circumstances indicate that the recorded costs may not be recoverable in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of." If the review indicates that the undiscounted cash flows from operations of the related intangible assets over the remaining amortization period are expected to be less than the recorded amount of the intangible, our carrying value of the intangible asset would be reduced to its estimated fair value

                                  NETZEE, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

determined based on discounted future cash flows. We recorded impairment charges related to certain intangible assets during 2000 and 2001 (see Note 11).

     We have allocated the value of acquired intangible assets to acquired technology, workforce, contracts in progress, marketing agreements and goodwill. The value of workforce was determined by reference to the cost of the workforce retained. Contracts in progress represent existing customer contracts acquired. The value of contracts in progress was determined by reference to the recurring revenue generated from existing customers. Marketing agreements represent agreements with several bankers' banks to use their best efforts to promote and market our products and services to community financial institutions on an exclusive basis.

     Excluding intangible assets acquired from Card Plus, we determined that the remaining value of intangible assets was related to acquired technology. Acquired technology also represents internally developed software acquired. Intangible assets obtained in the Card Plus acquisition in excess of amounts allocated to workforce were allocated to goodwill. Each of these intangible assets is amortized on a straight-line basis over the following periods:

Workforce...................................................  3 years
Contracts in progress.......................................  3 to 4 years
Marketing agreements........................................  2 years
Acquired technology.........................................  3 years
Goodwill....................................................  3 years

SOFTWARE DEVELOPMENT COSTS

     For certain of our service bureau software applications, we account for costs incurred to develop software applications in accordance with the American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use. SOP 98-1 requires that entities capitalize certain internal use software costs, which includes software design, coding, installation, configuration and testing, once technical feasibility of the developed software is attained. Costs incurred in the process of attaining technological feasibility, which includes the conceptual formulation and evaluation of the software alternatives, and costs to upgrade and enhance software once developed are expensed as incurred. Under SOP 98-1, overhead, general and administration costs, support costs and training costs are not capitalized. Capitalized software costs are depreciated on a straight-line basis over the estimated useful life of the application. Depreciation commences when the application is put into production. We perform an on-going assessment of the carrying value of our capitalized software cost in accordance with SFAS No. 121.

     For certain of our in-house software applications that we sell or lease to customers, we account for costs to develop software applications in accordance with SFAS No. 86, "Accounting for Computer Software to be Sold, Leased, or Otherwise Marketed." Research and development costs are expensed as incurred. Computer software development costs are charged to research and development expense until technological feasibility or a detail design document of the software is established, after which remaining significant software production costs are capitalized. These costs are amortized on a straight-line basis over the estimated economic life of the software. Amortization of capitalized software costs begins when products are made available for sale or when the related product is put into use. We make on ongoing assessment of recoverability of our capitalized software projects by comparing the amount capitalized for each product to the estimated net realizable value ("NRV") of the product. If the NRV is less than the amount capitalized, a write-down of the amount capitalized is recorded.

                                  NETZEE, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     We capitalized approximately $1.6 million, $2.2 million and $1.1 million in software development costs, respectively, for the years ended December 31, 1999, 2000 and 2001 with an estimated useful of approximately five years. These costs are classified in property and equipment in the accompanying consolidated balance sheets.

REVENUE RECOGNITION

     For our outsourced suite of products and services, we generally charge a fixed monthly fee based on the number and type of products and services purchased by the financial institution. We also charge variable fees that are based on the number of end users and the number of transactions for certain products and services. We generally provide products and services under contracts with terms ranging from three to five years. Revenues from these types of arrangements are recognized over the term over which the related services are provided.

     We generally charge fees for our in-house products under either a perpetual license agreement which includes an up-front software fee, implementation fees and recurring monthly fees based on the number of active users and user generated transactions, or under a three to five-year subscription that includes annual subscription and maintenance fees. Revenues from the software and implementation component of those types of arrangements are recognized in accordance with SOP No. 97-2, "Software Revenue Recognition" and Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition." SOP 97-2 software revenue is recognized when delivery has occurred, contract is signed, the price is fixed and determinable, and collectibility is assured. The related implementation revenue is recognized as the implementation is performed. Recurring fees represent post-contract customer support and are recognized over the period in which the support services are provided. Subscription contracts result in fees being recognized over the term of the agreement.

DEFERRED REVENUE AND UNBILLED RECEIVABLES

     Deferred revenue represents amounts receivable and collected prior to revenue recognition. The balance primarily consists of quarterly and annual billings collected in advance and recognized ratably over the subsequent three or twelve months, as applicable. Deferred revenues will be recognized as revenue as the related services are provided.


     Unbilled receivables were approximately $1.4 million and $700,000 at December 31, 2000 and 2001, respectively. These receivables relate to end users and transaction fees that are billed in arrears.

INCOME TAXES

     We account for our income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     In the event the future tax consequences of differences between the financial reporting bases and the tax bases of our assets and liabilities results in deferred tax assets, an evaluation of the probability of our ability to realize the future benefits indicated by such asset is required. A valuation allowance is provided for a portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax-planning strategies.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of financial instruments classified as current assets or liabilities, including cash and cash equivalents, restricted cash, accounts receivable, accounts payable and preferred stock, approximate carrying value due to the short-term maturity of the instruments. The fair values of short-term and long-term debt

                                  NETZEE, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

amounts approximate carrying value and are based on their effective interest rates compared to current market rates.

COMPREHENSIVE LOSS

     Comprehensive loss for the period from January 1, 1999 to February 28, 1999, for the period from March 1, 1999 to December 31, 1999 and for the years ended December 31, 2000 and 2001 is the same as the net loss as presented in the accompanying statements of operations.

SEGMENT REPORTING

     We currently operate in only one segment, and as such, no additional disclosure is required. Additionally, we did not have any operations, net assets or liabilities in foreign locations.

STOCK SPLIT

     All share, per share calculations, and references to historical share prices have been adjusted to reflect the one-for-eight reverse stock split effected May 16, 2001.

RECLASSIFICATIONS

     Certain amounts in prior period financial statements have been reclassified to conform to the current year presentation. These reclassifications had no impact on previously reported results of operations.

CONCENTRATION OF RISK

     During 2001, Bank of America accounted for approximately 15% of our total revenue related to certain of our non-core operating contracts that will terminate during the first half of fiscal 2002. No other individual customer accounted for more than 10% of our total revenues. There is no material impact from the termination of these operating contracts on our continuing operations.

NEW ACCOUNTING PRONOUNCEMENTS

     In June 2001, the Financial Accounting Standards Board ("FASB") approved SFAS No. 141, "Business Combinations." SFAS No. 141 prospectively prohibits the pooling of interest method of accounting for business combinations initiated after June 30, 2001. Additionally, SFAS No. 141 requires additional disclosure regarding the reasons for a business combination and the allocation of the purchase price for business combinations accounted for as a purchase subsequent to June 30, 2001.

     In June 2001, the FASB also approved SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires companies to cease the amortization of goodwill that existed at June 30, 2001. SFAS No. 142 established a new method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would change the fair value of goodwill from its carrying value. SFAS No. 142 becomes effective for our fiscal year beginning January 1, 2002. We are currently assessing the impact of adopting SFAS No. 142 to determine the effect, if any, it may have on the

                                  NETZEE, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

consolidated results of operations and financial position as amortization of goodwill will cease for our fiscal year beginning January 1, 2002 and periodic impairment losses may be recognized. The cumulative impact of adopting SFAS No. 142 will be reported as a change in accounting principle in our fiscal 2002 consolidated financial statements.

     In October 2001, the FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. In contrast to SFAS No. 121, this statement requires the exclusion of goodwill from its scope and, therefore, eliminates the requirement of SFAS No. 121 to allocate goodwill to long-lived assets to be tested for impairment. SFAS No. 144 also requires that the depreciable life of a long-lived asset to be abandoned be revised in accordance with the Accounting Principles Board Opinion ("APB") No. 20, "Accounting Changes." APB No. 20 requires that a change in estimate be accounted for in the period of change if the change only affects that period or the period of change and future periods if the change affects both. APB No. 20 does not require restatement or pro forma information for prior periods. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. We are required to adopt SFAS No. 144 on January 1, 2002. We believe that the adoption of SFAS No. 144 will not have a material impact on our financial position or results of operations.

3. ACQUISITIONS

ACQUISITION OF THE REMOTE INTERNET AND TELEPHONE BANKING DIVISION OF SBS CORPORATION

     On August 6, 1999, Direct Access purchased the remote banking operations of SBS. The purchase price for these operations included 325,000 shares of Direct Access common stock at the estimated fair market value of $92.00 per share and $21,534,625 in cash. Only the remote Internet and telephone banking operations of SBS were retained by the Company and the remaining operations were sold to InterCept in exchange for 56,250 shares of Direct Access common stock valued at $92.00 per share, for a total sales price of $5,175,000. The Company recorded no gain or loss on the sale of assets to InterCept, as the sale was a related party transaction. The acquisition of SBS was accounted for as a purchase. The results of operations of SBS have been included in the consolidated financial statements from the date of acquisition. The excess of the purchase price over the net tangible assets acquired was allocated to the following intangible assets with the following amortization lives:

Acquired technology.........................................  $45,041,300   3 years
Contracts in progress.......................................    1,340,000   4 years
Workforce...................................................      440,000   3 years

ACQUISITIONS OF THE DIVISIONS

     On September 3, 1999, we purchased the Divisions. The acquisitions of the Divisions were accounted for as purchases. The purchase price of the Divisions included a total of 340,250 shares of our common stock valued at $92.00 per share. The results of operations of the Divisions have been included in the consolidated financial statements from the date of acquisition. The excess of the purchase price over the tangible net assets was allocated to acquired technology, marketing agreements, workforce and contracts in progress were amortized over 2 to 3 years. Certain of these intangible assets were written down in 2000 (see Note 11).

ACQUISITION OF DYAD CORPORATION

     On September 3, 1999, we purchased Dyad. The purchase price of Dyad included 77,268 shares of our common stock valued at $92.00 per share and approximately $900,000 in cash. We also assumed debt owed by Dyad of approximately $3,500,000. The acquisition of Dyad was accounted for as a purchase. The results of

                                  NETZEE, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

operations of Dyad have been included in the consolidated financial statements from the date of acquisition. The excess of the purchase price over the net tangible assets acquired totaled $12,314,000 and was allocated to acquired technology with a three-year amortization life. The unamortized balances of these intangible assets were written off during 2000 (see Note 11).

ACQUISITION OF CALL ME BILL, LLC

     On September 3, 1999, we purchased Call Me Bill. The purchase price of Call Me Bill included cash of approximately $3,288,000. The acquisition of Call Me Bill was accounted for as a purchase. The results of operations of Call Me Bill have been included in the consolidated financial statements from the date of acquisition. The excess of the purchase price over the net tangible assets acquired totaled approximately $3,635,000 and was allocated to acquired technology with a three-year amortization life. Certain of these assets were sold in 2001 (see Note 4).

ACQUISITION OF DPSC SOFTWARE, INC.

     On December 15, 1999, we purchased DPSC. The purchase price of DPSC included 52,282 shares of Netzee common stock, as adjusted to reflect shares of common stock that were returned to us to satisfy certain indemnification claims, valued at $115.00 per share, 500,000 shares of preferred stock valued at $13.00 per share, $18,500,000 in cash and the payment of other acquisition costs of approximately $1,000,000. The acquisition of DPSC was accounted for as a purchase. The results of operations of DPSC have been included in the consolidated financial statements from the date of acquisition until the assets were sold in 2001. The excess of the purchase price over the net tangible assets acquired totaled $35,760,000 and was allocated to acquired technology with a three-year amortization life. Certain of these assets were sold in 2001 (see
Note 4).

ACQUISITION OF DVI

     On March 7, 2000, we purchased DVI. The purchase price of DVI included 94,329 shares of our common stock, as adjusted to reflect shares of common stock that were returned to us to satisfy certain indemnification claims, valued at $177.00 per share and options to purchase 8,803 shares of common stock in exchange for the cancellation of options to purchase DVI common stock. In addition, we assumed approximately $3,300,000 in outstanding debt of DVI and $1,200,000 in operating liabilities and other acquisition costs. We also granted DVI the right to receive up to 78,534 additional shares of our common stock upon the attainment of certain revenue targets in fiscal years 2000 and 2001. None of these shares were issued based on fiscal 2000 and 2001 performance. The acquisition was accounted for as a purchase. The results of operations of DVI have been included in the consolidated financial statements from the date of the acquisition until the assets were sold in 2001. The excess of purchase price over the net tangible assets acquired was allocated to acquired technology and workforce with a three-year life. Certain of these assets were written down and subsequently sold in 2001 (see Notes 4 and 11).

ACQUISITION OF CARD PLUS

     Effective July 1, 2000, we purchased Card Plus. The purchase price included 40,000 shares of our common stock valued at $56.00 per share and options to purchase 4,445 shares of common stock in exchange for the cancellation of Card Plus phantom stock units. Additionally, we granted Card Plus the right to receive up to 28,572 shares of common stock upon the attainment of certain revenue and employee retention goals for the period from July 1, 2000 to June 30, 2001. However, we were required to issue all of these shares if the closing price of a share of our common stock was less than $36.00 on June 29, 2001. Because our closing stock price on June 29, 2001 was $4.20, we issued all of these shares and recorded the amount within equity. The acquisition was accounted for as a purchase. The results of operations of Card Plus have been included in the Consolidated Financial Statements

                                  NETZEE, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

since the effective date of the acquisition. The excess of purchase price over the net tangible assets acquired was allocated to goodwill and workforce with a three-year life. The unamortized balances of these intangible assets were written off during 2001 (see Note 11).

ACQUISITION OF ASSETS FROM HARLAND

     Effective November 1, 2000, we purchased Harland's Internet banking and bill payment businesses and assumed certain liabilities related to those businesses. The purchase price included 550,000 shares of our common stock valued at $32.00 per share. As a result of this issuance, Harland owns approximately 16% of our common stock. The acquisition was accounted for as a purchase. The results of operations of Harland have been included in the consolidated financial statements from the effective date of the acquisition. The excess of the purchase price over the net tangible assets acquired was allocated to the following intangible assets with a three-year life:

Acquired technology.........................................  $17,747,000
Workforce...................................................      950,000

ACQUISITION OF HOMECOM

     On March 15, 2001, we purchased certain assets of HomeCom's Internet banking business and assumed certain of HomeCom's operating liabilities related to the business. The purchase price was approximately $420,000 in cash and related acquisition expenses. The transaction was accounted for as a purchase. The excess of purchase price over the net tangible assets acquired was allocated to acquired technology and is being amortized over three years. The results of operations of HomeCom have been included in the consolidated financial statements from the effective date of the acquisition and are not material to the results of our operations.

     We will continue to evaluate the carrying amounts of these assets and liabilities for 12 months following the date of their acquisition and may adjust the allocations to intangible assets based on this evaluation. See Note 4 for pro forma consolidated financial information related to these acquisitions.

4. DISPOSITIONS

DISPOSITION OF DPSC ASSETS

     On February 2, 2001, we sold to InterCept certain of the regulatory reporting assets acquired from DPSC in 1999, and InterCept assumed certain of the related operating liabilities, for total consideration of approximately $16.5 million, including liabilities assumed of approximately $2.4 million. We received cash proceeds of approximately $14.1 million. In connection with the sale of these assets, we recorded a non-cash loss of approximately $5.7 million. This non-cash loss is included in the net loss on sales of assets in our Consolidated Statement of Operations.

DISPOSITION OF CERTAIN BILL PAYMENT ASSETS

     Effective May 1, 2001, we sold to iPay certain assets related to a portion of our bill payment operations including contracts for bill payment only services that were not considered to be a part of our core business, and iPay assumed certain of the related operating liabilities. Gross proceeds from the sale were approximately $1.3 million in cash, of which $50,000 was placed in escrow for indemnification and other purposes. In connection with the sale of these assets, we recorded a gain of approximately $1.2 million. This gain is included in the net loss on sales of assets in our Consolidated Statement of Operations.

                                  NETZEE, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

DISPOSITION OF DVI ASSETS

     On November 15, 2001, we sold substantially all the assets acquired from DVI to SS&C and SS&C assumed substantially all the related operating liabilities. Gross proceeds from the sale were approximately $1.35 million in cash, of which $75,000 was placed in escrow for indemnification and other purposes. Prior to the sale, certain of the intangible assets were written down in 2001 (see Note 11). In connection with the sale of these assets, we recorded a non-cash loss on sale assets of approximately $206,000. This loss is included in the net loss on sales of assets in our Consolidated Statements of Operations.

PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The following unaudited pro forma consolidated financial information for the years ended December 31, 2000 and 2001 assume that the acquisitions or dispositions occurred as of January 1, 2000.

                                                               FOR THE YEAR ENDED
                                                      -------------------------------------
                                                      DECEMBER 31, 2000   DECEMBER 31, 2001
                                                      -----------------   -----------------
Total revenue.......................................    $ 26,936,942        $ 22,303,390
Net loss attributable to common shareholders........    $(68,863,292)       $(35,730,498)
Basic and diluted loss per share....................    $     (33.24)       $     (11.22)

     The unaudited pro forma consolidated financial information does not purport to represent what our results of operations would have been had the acquisitions or dispositions occurred as of such date, nor what results will be for any future period.

5. LEASES RECEIVABLE

     We have sold certain of our telephone banking products under sales-type leases. At December 31, 2001, future minimum lease payments under non-cancelable leases are as follows:

     Total minimum lease payments receivable:

                                                  2002......  $  630,083
                                                  2003......     415,876
                                                  2004......     307,984
                                                  2005......      69,798
                                                              ----------
                                                               1,423,741
Less amount representing interest...........................    (155,392)
                                                              ----------
Present value of net minimum lease payments receivable......   1,268,350
Less current maturities of lease payments receivable........    (630,083)
                                                              ----------
Leases receivable, net of current portion...................  $  638,267
                                                              ==========

                                  NETZEE, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

6. PROPERTY AND EQUIPMENT

     Property and equipment at December 31, 2000 and 2001 consisted of the following:

                                                                 2000          2001
                                                              -----------   ----------
Leasehold improvements......................................  $ 1,138,369   $1,163,964
Computer equipment..........................................    4,132,127    3,108,391
Furniture and fixtures......................................      424,339      254,232
Machinery and other equipment...............................    2,614,118      446,425
Software....................................................    1,860,822    2,350,292
                                                              -----------   ----------
                                                               10,169,775    7,323,304
Less accumulated depreciation...............................   (3,552,971)  (3,007,404)
                                                              -----------   ----------
Property and equipment, net.................................  $ 6,616,804   $4,315,900
                                                              ===========   ==========

7. INTANGIBLE ASSETS

     Intangible assets at December 31, 2000 and 2001 consisted of the following:

                                                               2000           2001
                                                           ------------   ------------
Goodwill.................................................  $  1,903,393   $         --
Workforce................................................     4,427,000      1,780,000
Contracts in progress....................................     1,880,000      1,880,000
Marketing agreements.....................................     4,135,104             --
Acquired technology......................................   125,429,717     68,629,884
                                                           ------------   ------------
                                                            137,775,214     72,289,884
Less accumulated amortization............................   (47,824,555)   (50,028,727)
                                                           ------------   ------------
Intangible assets, net...................................  $ 89,950,659   $ 22,261,157
                                                           ============   ============

8. NOTE PAYABLE

     On October 18, 1999, we entered into a $1,345,000 term loan with a bank to secure the purchase of equipment. The loan bore interest at LIBOR plus 2% per year and outstanding principal under the loan was due in 60 monthly installments starting November 1, 1999. On August 22, 2000 the loan was revalued and refinanced due to equipment upgrades. The loan amount was thereby increased to $1,650,000 resulting in net proceeds of $400,192. The loan was secured by equipment and a personal guaranty by two directors of Netzee. On March 1, 2001, the note payable was assumed by the directors providing the guarantee, in exchange for the equipment that was purchased with the proceeds of the loan. We no longer have any liability under the loan.

9. RELATED-PARTY TRANSACTIONS

     As discussed in Note 3 and Note 4, we completed several acquisitions and dispositions during 2000 and 2001. In some of these transactions, persons who were previously officers, directors or shareholders of the acquired companies became executive officers or directors of Netzee, or beneficial owners of more than 5% of our common stock.

  Related Party Borrowings

     Prior to our initial public offering, InterCept loaned us money to fund the cash portions of the acquisitions of Dyad and Call Me Bill discussed in Note 3 and to fund our operations. All pre-offering borrowings were

                                  NETZEE, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

paid off with proceeds from the initial public offering. On December 15, 1999, we received a commitment for a $15 million line of credit from InterCept in connection with the acquisition of DPSC. During 1999, we incurred approximately $677,000 of interest expense associated with these borrowings. In May 2000, the $15 million line of credit agreement with InterCept was finalized. At that time, the outstanding principal balance due on the borrowings was transferred to the line of credit. The line of credit bore interest at a yearly rate of prime plus 2% and was secured by substantially all of our assets. Accrued interest under the line of credit was payable quarterly beginning July 1, 2000. The principal balance was payable at maturity on May 31, 2003. The line of credit agreement provided for earnings, tangible net worth and other affirmative and negative covenants with which we were required to comply, and provided for various other conditions and restrictions. These borrowings were used to fund working capital requirements. As of December 31, 2000, we were out of compliance with certain of these covenants. However, InterCept waived such non-compliance as of December 31, 2000. As of December 31, 2000, the outstanding balance on the credit facility was $15 million. We incurred approximately $1.1 million of interest expense associated with our borrowings from InterCept for the year ended December 31, 2000.

     On September 29, 2000, we entered into an acquisition agreement with Harland to acquire Harland's Internet banking and bill payment businesses. Simultaneously with the signing of the acquisition agreement, we borrowed $5.0 million from Harland pursuant to a promissory note. The note bore interest at a rate of prime plus 2% per year and was secured by substantially all of our assets. Such security was pari passu in priority to the security given to InterCept with respect to the line of credit. The principal balance was payable at maturity on September 29, 2005, or upon demand with 30 days notice after September 29, 2002. We incurred approximately $148,000 in interest associated with this borrowing in 2000. In conjunction with the sale of the DPSC assets to InterCept in February 2001, we converted the $15 million line of credit with InterCept and our $5 million promissory note to Harland into a joint $20 million credit facility that matured on November 2, 2002 ($15 million to be funded by InterCept and $5 million to be funded by Harland). The terms of the credit facility remained consistent with the terms of the former InterCept line of credit and Harland promissory note except that both InterCept and Harland had the right (instead of just InterCept) to enforce the covenants contained in the line of credit agreement. On February 2, 2001, we sold to InterCept certain of the regulatory reporting assets acquired from DPSC in 1999 and InterCept assumed certain of the related operating liabilities, for total consideration of approximately $16.5 million, including liabilities assumed of approximately $2.4 million. The proceeds from the sale of the DPSC assets were used to pay down this credit facility by approximately $11.8 million.

     On May 8, 2001, we sold certain assets related to a portion of our bill payment operations. Gross proceeds from the sale were approximately $1.3 million in cash and the majority of these proceeds were used to pay down our joint credit facility. As a result of this sale, Harland's portion of the joint credit facility was permanently reduced by $225,000. The total credit facility was reduced to $19,775,000 and the ratio of available borrowings was adjusted to approximately 76% from InterCept and approximately 24% from Harland.

     On November 15, 2001, we sold certain assets acquired from DVI. Gross proceeds from the sale were approximately $1.35 million in cash and the majority of these proceeds were used to pay down our joint credit facility. As a result of this sale, Harland's portion of the joint credit facility was permanently reduced by $220,000. The total credit facility was reduced to $19,555,000 and the ratio of available borrowings was adjusted to approximately 77% from InterCept and approximately 23% from Harland.

     As of December 31, 2001, the balance on this joint credit facility was $13,192,000 with InterCept's and Harland's portion totaling $10,118,000 and $3,074,000, respectively. We incurred interest expense associated with our borrowings from InterCept and Harland of approximately $824,000 and $265,000, respectively, during 2001, and we were in compliance with all the covenants of the credit agreement. These loans require us to maintain certain levels of EBITDA (as defined). We were in compliance with this covenant at December 31, 2001. Subsequent to

                                  NETZEE, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

December 31, 2001, we extended the maturity date of the credit facility to April 10, 2003 and reduced the total credit facility to $18 million (see Note 21).

     On October 18, 1999, we entered into a $3,000,000 line of credit facility with a company, and in connection therewith, an affiliate of that company was appointed as one of our directors. In connection with this line of credit, we issued to that company a warrant to purchase 57,735 shares of our common stock. The line of credit was terminated in December 1999 (see Note 13). This warrant was exercised in full in March 2000.

     Related-party loans from shareholders at December 31, 2000 and 2001 consisted of the following:

                                                                     2000           2001
                                                                  -----------   ------------
Line of credit from InterCept, interest payable quarterly
at prime plus 2% per year; principal payable in full on
May 31, 2003; the line of credit was secured by
substantially all our assets, pari passu with the
promissory note below.....................................        $15,000,000   $         --

Promissory note from Harland, interest payable quarterly
at prime plus 2% per year; payable in full upon maturity
on September 29, 2005 or upon demand with 30 days notice
after September 29, 2002; the note was secured by
substantially all our assets, pari passu with the line of
credit above..............................................          5,000,000             --

Joint line of credit from InterCept and Harland (InterCept
funds 76.7%, Harland funds 23.3%), interest payable
quarterly at prime plus 2% per year; payable in full on
November 2, 2002 (subsequently extended to April 10, 2003,
see Note 21); the facility is secured by substantially
all our assets............................................                 --     13,191,715
                                                                  -----------   ------------
                                                                   20,000,000     13,191,715
Less current maturities...................................                 --             --
                                                                  -----------   ------------
                                                                  $20,000,000   $ 13,191,715
                                                                  ===========   ============

  Other Relationships with InterCept

     Our Chairman of the Board of Directors is the Chairman and Chief Executive Officer of InterCept. Our Chief Executive Officer is a director of InterCept. Our former Chief Executive Officer and former Vice Chairman of the Board of Directors is a director of InterCept. A former non-employee director of Netzee is also a director of InterCept.

     In September 1999, we entered into a marketing agreement with InterCept under which InterCept sells our products and services. Under this agreement, we pay a commission to InterCept for each sale of our products and services made by InterCept and for each referral to our sales force that results in a sale. We paid InterCept approximately $357,000 and $141,000 in 2000 and 2001, respectively, as a result of this agreement.

     During 2000 and 2001, we shared some of our facilities with InterCept. We paid approximately $163,000 and $112,000 related to those shared costs during 2000 and 2001, respectively.

     During 2000 and 2001, we used InterCept's vendor relationships to purchase certain hardware and software used to implement our Internet and telephone banking products. By utilizing these vendor relationships, we were able to take advantage of discounts that we would have been unable to obtain on our own. In addition, InterCept assisted us in managing the ordering and inventory process related to this

                                  NETZEE, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

equipment. During 2000 and 2001, we paid approximately $435,000 and $123,000, respectively, in costs to purchase the equipment, which included a fee to InterCept for its services.

     InterCept also licenses certain of our telephone banking products for sales to their customers. Under this agreement, InterCept pays us an initial license fee along with an annual maintenance fee. We received approximately $286,000 and $248,000 in payments from InterCept related to this agreement during 2000 and 2001, respectively.

  Other Relationships with Harland

     In connection with the acquisition of assets from Harland, beginning in November 2000, we subleased certain of our Connecticut and Oregon facilities from Harland. We paid approximately $135,000 and $356,000 in expenses during 2000 and 2001, respectively, associated with these subleases. Additionally, we incurred costs totaling approximately $322,000 and $122,000 during 2000 and 2001, respectively, related to the usage of certain of their employees and certain administrative support and equipment lease costs during the post-acquisition transition.

     In May 2001, we entered into a marketing agreement with Harland under which Harland sells certain of our Internet-based products and services. Under this agreement we pay a commission for sales of our products and services made by Harland and for each referral to our sales force that results in a sale. We incurred expenses of approximately $76,000 in 2001 as a result of this agreement.

  Our Other Relationships

     Our former Chief Executive Officer and former Vice Chairman of the Board of Directors is a partner at Nelson Mullins Riley & Scarborough, L.L.P., a law firm that provided legal services to us. We paid approximately $425,000 and $62,000 during fiscal 2000 and 2001, respectively, to this firm for these legal services.

     On July 1, 1999, certain officers and directors of Netzee and InterCept entered into full-recourse promissory notes with Direct Access as lender. These notes totaled $3,110,000 and were given as consideration for the issuance of shares of Direct Access common stock to these individuals. Each of the notes bears interest at 7% per year and matures on June 30, 2002. During fiscal 2000 and 2001, principal payments on the notes were made in the amount of $1,766,500 and $952,745, respectively, and interest payments were made in the amount of $237,073 and $28,914, respectively. The outstanding principal balances totaled $1,343,500 and $400,000 as of December 31, 2000 and 2001, respectively. Accrued interest on the notes as of December 31, 2000 and 2001 totaled approximately $79,000 and $70,000, respectively.

     On August 5, 1999, an officer of Netzee entered into a full-recourse promissory note with Netzee as lender. The note totaled $93,300 and the proceeds were used to exercise options to purchase shares of our common stock. Accrued interest on this note as of December 31, 2000 and 2001 was approximately $10,000 and $16,000, respectively. The interest on these promissory notes has been included in the principal amount and is, therefore, classified as a component of stockholders' equity. The loan bears interest at a rate of 7% and matures on August 4, 2002.

     In May 2001, we sold a portion of our non-core business to iPay, LLC ("iPay"), a related party, which also assumed certain of the liabilities associated with the assets (see Note 4). Certain of the owners of iPay were former officers of Netzee.

     Management believes that these transactions were made on terms no less favorable to us than could have been obtained with unaffiliated third parties.

                                  NETZEE, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

10. RESTRUCTURING COSTS

     In the fourth quarter of 2000, we initiated a restructuring of management with the termination of certain management employees. Consequently, a restructuring charge of $586,200 was recorded in accordance with Emerging Issues Task Force ("EITF") 94-3, "Liability Recognition for Cost to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." This amount was comprised of $375,000 in non-cash stock-based compensation associated with the accelerated vesting of restricted stock, which is included in amortization of stock-based compensation in the Consolidated Statements of Operations, and $211,200 in severance and payroll-related items.

     During fiscal 2001, we finalized and announced restructuring plans to reduce expenses through the consolidation of our Internet and bill payment operations. This restructuring has resulted in the closure of our offices in Alabama, Kentucky, Texas and Tennessee, as well as the downsizing of offices in Connecticut. Total staff reductions were approximately 195 employees. Consequently, a restructuring charge of approximately $2,002,000 was recorded for the year ended December 31, 2001 in accordance with EITF 94-3. This amount was comprised of approximately $1,350,000 in severance and payroll-related items and approximately $652,000 in lease and other contract termination costs.

     In connection with this restructuring, we have accrued approximately $1,109,000 as additional purchase price for the acquisition of assets from Harland as a result of the termination of employees and the closing of offices obtained in that acquisition in accordance with EITF 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination." This amount is comprised of approximately $1,060,000 for severance and payroll-related items and approximately $50,000 for office lease and other contract termination costs.

     As of December 31, 2001, we had paid approximately $3,535,000 in restructuring costs consisting of approximately $2,858,000 in severance and payroll related costs and approximately $677,000 in contract and lease termination costs. As of December 31, 2001, we had terminated approximately 190 employees out of an anticipated total of 195 employees to be terminated as the result of the restructuring plan. At December 31, 2001, approximately $162,000 in restructuring costs remained as an accrued liability, consisting of approximately $137,000 in future severance benefits and other payroll-related costs and $25,000 in additional contract and lease termination costs.

     The following table summarizes our restructuring charges accrued and paid in 2000 and 2001:


                                             SEVERANCE AND    LEASE AND OTHER
                                                PAYROLL          CONTRACT
                                             RELATED ITEMS   TERMINATION COSTS      TOTAL
                                             -------------   -----------------   -----------
Restructuring charges accrued in 2000......   $   586,000        $      --       $   586,000
Restructuring charges recorded in
  connection with the acquisition
  of assets from Harland...................       773,000          200,000           973,000
Paid in 2000...............................      (487,000)              --          (487,000)
                                              -----------        ---------       -----------
Balance at December 31, 2000...............       872,000          200,000         1,072,000
Restructuring charges accrued in 2001......     1,350,000          652,000         2,002,000
Restructuring charges recorded in
  connection with the acquisition of
  assets from Harland......................       286,000         (150,000)          136,000
Paid in 2001...............................    (2,371,000)        (677,000)       (3,048,000)
                                              -----------        ---------       -----------
Balance at December 31, 2001...............   $   137,000        $  25,000       $   162,000
                                              ===========        =========       ===========

                                  NETZEE, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

11. ASSET IMPAIRMENT CHARGES

     In accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets," we perform an impairment test with regards to a long-lived asset when a "triggering event" occurs which may indicate that the carrying value of the asset is unrealizable. Our policy for the completion of such analysis is to compare the undiscounted cash flows expected to be generated from the long-lived asset over its useful life to the carrying value of the asset. SFAS No. 121 also requires that when a group of assets being tested for impairment was acquired as part of a business combination using the purchase method of accounting, any cost in excess of net assets acquired that arose as part of the transaction must be included as part of the asset group. During fiscal 2000, management determined that a triggering event had occurred with respect to certain acquired software applications as a result of our management restructuring and realigned strategic focus.

     Additionally, during 2001 we determined that a triggering event had occurred related to our decision to sell certain assets related to the DVI acquisition, as well as the termination of a customer associated with our Card Plus acquisition. An analysis of the estimated future cash flows expected to be generated by these acquired assets was determined to be less than the carrying amount, and allocated cost was determined to be in excess of net assets acquired. Therefore, these acquired assets were determined to be impaired in accordance with SFAS No. 121. Consequently, the original cost bases of these assets were reduced to reflect the fair market value of such assets at the date of the analysis.

     These triggering events resulted in a $26.3 million and $12.1 million asset impairment loss for the years ended December 31, 2000 and 2001, respectively. In determining the fair market value of these assets, we considered recent transactions and market trends involving similar assets.

12. CHANGE IN ACCOUNTING PRINCIPLE

     In the fourth quarter of fiscal 2000, we adopted SAB No. 101, which establishes guidelines for revenue recognition and enhances revenue recognition disclosure requirements. Pursuant to this guideline, up-front fees associated with certain product implementations are now being recognized over the term of the underlying agreement, rather than upon the completion of product implementation. The cumulative impact of adopting SAB No. 101 was recorded as of January 1, 2000 and is reported as a change in accounting principle for our year ended December 31, 2000.

     The following unaudited pro forma consolidated financial information for the years ended December 31, 1999, 2000 and 2001 assumes that the change in accounting principle occurred as of January 1, 1999.



                                                         1999           2000           2001
                                                     ------------   ------------   ------------
Loss attributable to common shareholders before
  cumulative effect of change in accounting
  principle........................................  $(26,954,876)  $(96,808,699)  $(60,020,563)
Cumulative effect of change in accounting
  principle........................................      (351,980)            --             --
                                                     ------------   ------------   ------------
Pro forma net loss attributable to common
  shareholders.....................................  $(27,306,856)  $(96,808,699)  $(60,020,563)
                                                     ============   ============   ============
Basic and diluted loss per share before change in
  accounting principle.............................  $     (18.67)  $     (34.81)  $     (17.89)
Cumulative effect of change in accounting principle
  per share........................................         (0.24)            --             --
                                                     ------------   ------------   ------------
Basic and diluted net loss per share...............  $     (18.92)  $     (34.81)  $     (17.89)
                                                     ============   ============   ============
Basic and diluted weighted average shares
  outstanding......................................     1,442,754      2,781,141      3,354,909
                                                     ============   ============   ============

                                  NETZEE, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     All of the pro forma effects of SAB No. 101 have been allocated to 1999 as we did not charge any up front fees for services in prior periods.

13. EXTRAORDINARY ITEM

     On October 18, 1999, we entered into a $3,000,000 line of credit facility with a company, and in connection therewith, an affiliate of that company was appointed as one of our directors. The line of credit facility bore interest at the prime rate. In conjunction with the line of credit facility, we issued warrants to purchase 57,735 shares of common stock at an exercise price of $26.00 per share. We recorded deferred financing costs for the difference between the fair value of common stock, valued at $106.00 per share, and the exercise price of the warrants. The deferred financing costs were to be recognized over the three-year term of the line of credit. The line of credit facility was terminated in December 1999 in connection with the receipt of the commitment from InterCept discussed in Note 9 above. The termination resulted in the recognition of an extraordinary non-cash loss of $4,518,760 for the period from March 1, 1999 to December 31, 1999 related to the write off of the unamortized deferred financing fees.

14. INCOME TAXES

     We have incurred net operating losses ("NOL") since inception. As of December 31, 2000 and 2001, we had NOL carryforwards of approximately $25.8 million and $47.2 million, respectively, available to offset our future income tax liability. The NOL carryforwards will begin to expire in 2014. Due to the uncertainty of the realizability of the net operating losses, we have not reflected an income tax benefit in the accompanying statements of operations for any period presented and have recorded a valuation allowance equal to the net deferred tax assets at December 31, 2000 and 2001.

     The components of the deferred tax assets and liabilities are as follows as of December 31, 2000 and 2001:


                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 2000          2001
                                                              -----------   -----------
Deferred tax assets:
  Net operating loss carryforwards..........................  $12,231,914   $18,029,840
  Deferred revenue..........................................    3,305,877     1,172,699
  Accounts receivable reserve...............................      243,750       142,577
  Stock-based compensation..................................    2,958,139     3,292,705
  Intangible assets.........................................      418,000       505,963
  Other.....................................................      427,872       213,057
                                                              -----------   -----------
          Total deferred tax assets.........................   19,585,552    23,356,841
Deferred tax liabilities
  Property and equipment....................................     (283,322)     (283,322)
  Unbilled accounts receivable..............................     (712,191)            0
                                                              -----------   -----------
          Total deferred tax liabilities....................     (995,513)     (283,322)
                                                              -----------   -----------
Net deferred tax assets.....................................   18,590,039    23,073,519
Valuation allowance.........................................  (18,590,039)  (23,073,519)
                                                              -----------   -----------
Net.........................................................  $        --   $        --
                                                              ===========   ===========

                                  NETZEE, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The components of the income tax benefit for the period from March 1, 1999 to December 31, 1999, and for the years ended December 31, 2000 and 2001 are as follows:

                                      DECEMBER 31, 1999   DECEMBER 31, 2000   DECEMBER 31, 2001
                                      -----------------   -----------------   -----------------
Current benefit
  Federal...........................     $        --        $         --         $        --
  State.............................              --                  --                  --
                                         -----------        ------------         -----------
Deferred benefit
  Federal...........................      (5,134,862)        (11,503,613)         (3,374,311)
  State.............................        (598,198)         (1,353,366)           (396,978)
                                         -----------        ------------         -----------
                                          (5,733,060)        (12,856,979)         (3,771,289)
          Total benefit.............      (5,733,060)        (12,856,979)         (3,771,289)
Valuation allowance.................       5,733,060          12,856,979           3,771,289
                                         -----------        ------------         -----------
          Total.....................     $        --        $         --         $        --
                                         ===========        ============         ===========

     The following is a summary of the items, which resulted in recorded income taxes that differ from taxes, computed using the statutory income tax rates for the period from March 1, 1999 to December 31, 1999, and for the years ended December 31, 2000 and 2001, respectively:

                                                              1999   2000   2001
                                                              ----   ----   ----
Tax benefit at federal statutory rates......................   34%    34%    34%
Tax benefit at state statutory rate.........................    4      4      4
Permanent tax differences...................................  (59)   (51)   (44)
Effect of valuation allowance...............................   21     13      6
                                                              ---    ---    ---
Effective tax rate..........................................   --%    --%    --%
                                                              ===    ===    ===

     The income tax benefit for the period from January 1, 1999 to February 28, 1999 was not material.

15. PREFERRED STOCK

     In December 1999, we issued 500,000 shares of Series A 8% Convertible Preferred Stock, no par value, with a $13.00 per share stated value. The Series A Preferred Stock was convertible at the option of the shareholder, in whole or in part, into 51,384 split-adjusted shares of common stock. In addition, if the average closing price of our common stock had equaled or exceeded a split-adjusted price of $208.00 per share for any four-week period, we would have been permitted to redeem all of the Series A Preferred Stock for cash or 51,384 split-adjusted shares of common stock. If we had elected to redeem the Series A Preferred Stock for cash, the holder had the option to receive payment in common stock. Series A Preferred Stock dividends were cumulative and were payable when declared by the Board of Directors, at the rate of $1.04 per share per year. We accrued $24,200 in dividends on the shares of Series A Preferred Stock for the period from December 15, 1999 to December 31, 1999. During 2000, we paid $24,200 in accrued dividends on these shares.

     In September 2000, we exchanged all 500,000 shares of Series A 8% Convertible Preferred Stock for 500,000 shares of Series B 8% Convertible Preferred Stock, no par value. The rights, preferences and limitations of the Series B Preferred Stock are substantially identical to those of the Series A Preferred Stock, except that upon conversion of the Series B Preferred Stock or upon the liquidation of Netzee, a holder of the Series B Preferred Stock is entitled to receive all accrued but unpaid dividends thereupon.

     In connection with a registration rights agreement entered into with the former shareholders of DPSC, the shares were subject to the right, as of June 15, 2002, of the holders of the Series B Preferred Stock to require us to repurchase

                                  NETZEE, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

all of such shares at a price of $13.00 per share, plus all accrued and unpaid dividends thereupon. Subsequent to December 31, 2001, we extended the repurchase requirement date to April 10, 2003 (see Note 21).

     We have accrued $1,040,000 in dividends on the shares of Series B Preferred Stock for the year ended December 31, 2001 and have included that amount in the other current liabilities in the accompanying balance sheets. Additionally, we have included the preferred dividends for each year in the calculation of net income attributable to common shareholders.

16. STOCK OPTION PLAN

     During 1999, we adopted, and our shareholders approved, the 1999 Stock Option and Incentive Plan (the "Plan"). Awards under the Plan are granted to eligible officers, directors, employees and other persons by the Board of Directors or by our Compensation Committee, which is composed of the entire Board of Directors. Awards issued under the Plan may include incentive stock options ("ISOs"), nonqualified stock options ("NQSOs"), restricted stock or stock appreciation rights. The Compensation Committee administers the Plan and generally has the discretion to determine the terms of an option grant, including the number of option shares, option price, term, vesting schedule, the post-termination exercise period, and whether the grant will be an ISO or NQSO, except that the Board of Directors must approve all awards to our executive officers and directors.

     The maximum number of shares of common stock that may be issued under the Plan as of January 1, 2002 is 790,404. The Plan provides that the number of shares of common stock available for issuance shall be automatically increased on January 1 of each year to an amount equal to 20% of the fully diluted shares of stock outstanding on December 31 of the previous year, provided that the shares available for issuance shall not be less than 437,500, and no more than 437,500 shares shall be issuable with respect to ISOs.

     The Plan will remain in effect until terminated by the Board of Directors. The Board of Directors may generally amend the Plan without the consent of our shareholders.

     During 1999, we issued options with exercise prices below the initial public offering price. Accordingly, we recorded approximately $13.1 million in deferred compensation and included such amount in common stock. This amount is being amortized over the respective vesting periods of the options. We recorded $3.2 million and $1.3 million in compensation expense for these options during 2000 and 2001, respectively.

     A summary of stock options granted and related information for the years ended December 31, 1999, 2000 and 2001 is presented below:


                                                            SHARES      PRICE RANGE
                                                           --------   ----------------
Outstanding at December 31, 1998.........................       ---        ---
                                                           --------   ----------------
  Granted................................................   351,938   $16.00 - $118.00
  Exercised..............................................       ---        ---

Outstanding at December 31, 1999.........................   351,938   $16.00 - $118.00
                                                           --------   ----------------
  Granted................................................   297,802   $ 0.08 - $177.04
  Exercised..............................................    (1,771)  $ 0.08 - $ 40.00
  Forfeited..............................................  (111,347)  $40.00 - $177.04
                                                           --------
Outstanding at December 31, 2000.........................   536,622   $ 0.08 - $136.64
  Granted................................................    48,700   $ 3.84 - $  4.00
  Exercised..............................................    (2,223)           $  0.08
  Forfeited..............................................  (380,126)  $ 0.08 - $177.04
Outstanding at December 31, 2001.........................   202,973   $ 3.84 - $122.00
                                                           ========
Exercisable at December 31, 2001.........................   119,871   $10.00 - $122.00
                                                           ========

                                  NETZEE, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following summarizes information about the stock options outstanding as of December 31, 2001:


                            OPTIONS OUTSTANDING
                  ----------------------------------------      OPTIONS EXERCISABLE
                                    WEIGHTED-                --------------------------
                      NUMBER         AVERAGE     WEIGHTED-       NUMBER       WEIGHTED-
                  OUTSTANDING AT    REMAINING     AVERAGE    EXERCISABLE AT    AVERAGE
    RANGE OF       DECEMBER 31,    CONTRACTUAL   EXERCISE     DECEMBER 31,    EXERCISE
EXERCISE PRICES        2001           LIFE         PRICE          2001          PRICE
----------------  --------------   -----------   ---------   --------------   ---------
$ 3.84 - $ 10.00..     40,212         9.34        $ 5.04          2,820        $ 10.00
$16.00 - $ 38.75..     80,750         7.58        $20.68         60,996        $ 20.57
$40.00 - $ 62.24..     35,344         7.71        $40.31         25,358        $ 40.14
$78.00 - $122.00..     46,667         8.01        $98.04         30,697        $102.91
                      -------                                   -------
                      202,973         8.05        $38.79        119,871        $ 45.55
                      =======                                   =======

     During 1999, we issued 9,375 shares of restricted stock under the Plan. In conjunction with our management restructuring (see discussion in Note 10), we accelerated the vesting period of 3,125 of these shares in exchange for the forfeiture of 3,125 shares. As of December 31, 2001, there were 6,250 shares issued and outstanding related to this grant, all of which are vested. The weighted average fair value of these shares at grant date was $120.00 per share.

     During 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which defines a fair value-based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities electing to use the accounting methodology required by APB Opinion No. 25 must make pro forma disclosures of net income, and, if presented, earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

     We have elected to account for our stock-based compensation plan under APB Opinion No. 25. We have computed, for pro forma disclosure purposes, the value of all options to purchase shares of our common stock granted in 1999, 2000 and 2001 to our employees using the Black-Scholes option pricing model prescribed in SFAS No. 123 and the following weighted-average assumptions: for 1999, risk-free interest rates of 5.80% to 6.17%, expected dividend yield of 0%, expected lives of four years, and expected volatility of 69%; for 2000, risk-free interest rates of 6.03% to 6.21%, expected dividend yield of 0%, expected lives of four years, and expected volatility of 132%; and for 2001, risk-free interest rates of 3.49% to 5.02%, expected dividend yield of 0%, expected lives of four years, and expected volatility of 185%.

     The weighted average fair value of options granted to employees of Netzee in 1999, 2000 and 2001 was $90.64, $52.08 and $3.79 per share, respectively. The total value of the options granted to these employees during 1999, 2000 and 2001 was computed as approximately $21.0 million, $15.9 million and $185,000, respectively, which would be amortized on a pro forma basis over the three-year vesting period of the options. If we had accounted for the Plan in accordance with SFAS No. 123, our net loss for the years ended December 31, 1999, 2000 and 2001 would have been as follows:

                                                            YEAR ENDED         YEAR ENDED     YEAR ENDED
                                                           DECEMBER 31,       DECEMBER 31,   DECEMBER 31,
                                                               1999               2000           2001
                                                           ------------       ------------   ------------
Net loss attributable to common shareholders as
  reported................................................  $(26,954,876)     $(97,160,679)   $(60,020,563)
Pro forma net loss........................................  $(28,212,750)     $(107,169,281)  $(58,581,010)
Loss per share (basic and diluted) as reported............  $     (18.72)     $      (34.94)  $     (17.89)
Loss per share (basic and diluted) pro forma..............  $     (19.52)     $      (38.53)  $     (17.46)

                                  NETZEE, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

17. BASIC AND DILUTED NET LOSS PER SHARE

     Basic and diluted net loss per share have been computed in accordance with SFAS No. 128, "Earnings per Share," using net loss divided by the weighted average number of shares of common stock outstanding for the period presented. Potentially dilutive options to purchase 351,938, 536,622, and 202,973 shares of common stock with a weighted average exercise price of $59.76, $51.92 and $38.79 per share were outstanding at December 31, 1999, 2000 and 2001, respectively, approximately 51,384 common shares issuable upon conversion of the preferred stock for the years ended December 31, 1999, 2000, and 2001, 57,735 outstanding warrants to purchase common stock for the year ended December 31, 1999, and 107,106 common shares issuable upon the achievement of certain performance targets associated with the DVI and Card Plus acquisitions for the year ended December 31, 2000 were excluded from the presentation of diluted net loss per share, as they are antidilutive due to the net loss.

18. EMPLOYEE BENEFITS

     In 1999, we established a defined contribution 401(k) savings plan, which covers substantially all employees, subject to certain minimum age and service requirements. Contributions to this plan are voluntary; however, for 1999 we matched in cash 100% of the first 6% of an employee's compensation contributed. For the year ended December 31, 2000, we matched in cash 100% of the first 4% of compensation contributed, and in our common stock 100% of the next 2% of compensation contributed. For the year ended December 31, 2001, we matched in cash 50% of the first 4% of compensation contributed and in our common stock, 50% of the next 2% contributed. The stock will be issued to those employees who contributed in excess of 4% and were still employed by us as of December 31, 2000 and 2001, respectively. The number of shares was determined by taking the total dollar value of the matching contribution divided by the share closing price on the last trading day of the year. We contributed approximately 47,400 and 12,300 shares valued at approximately $142,000 and $21,000 at December 31, 2000 and 2001, respectively. Our cash contributions were approximately $577,000 and $187,000 for the years ended December 31, 2000 and 2001, respectively.

                                  NETZEE, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

19. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION


                                            PREDECESSOR                       NETZEE, INC.
                                          ---------------   ------------------------------------------------
                                          FOR THE PERIOD      FOR THE PERIOD
                                          FROM JANUARY 1,     FROM MARCH 1,
                                              1999 TO              1999           YEAR ENDED     YEAR ENDED
                                           FEBRUARY 28,      TO DECEMBER 31,     DECEMBER 31,   DECEMBER 31,
                                               1999                1999              2000           2001
                                          ---------------   ------------------   ------------   ------------
Cash paid for interest..................      $2,971           $   740,638       $   908,132     $1,379,936
Supplemental disclosure of non-cash
  investing and financing activities:
  Stock issued for acquisitions.........          --            71,884,011        39,834,929             --
  Warrants issued for the purchase of
     common stock.......................          --             4,618,760                --             --
  Stock issued for notes receivable.....          --             3,110,000                --             --
  Purchase of property and equipment
     with note payable..................          --             1,345,000                --             --
  Stock issued as deferred
     compensation.......................          --             1,125,000                --             --
  Stock issued in connection with
     marketing agreements, net of cash
     paid...............................          --             1,079,096                --             --
  Capital contribution for property and
     equipment from shareholder.........          --               750,000                --             --
  Exercise of stock options for note
     receivable.........................          --                93,300                --             --
  Stock issued for employer 401(k)
     match..............................          --                    --           142,204         20,516
  Stock reclaimed from escrow...........          --                    --                --        (68,713)

20. COMMITMENTS AND CONTINGENCIES

PROPERTY LEASES

     We lease various facilities under non-cancelable property lease agreements. Future minimum annual obligations under these leases as of December 31, 2001 are as follows:


2002........................................................  $  571,210
2003........................................................     325,962
2004........................................................     362,781
2005........................................................     378,056
2006........................................................     189,024
                                                              ----------
          Total.............................................  $1,827,034
                                                              ==========

     Rent expense for the period from January 1, 1999 to February 28, 1999, the period from March 1, 1999 to December 31, 1999, and the years ended December 31, 2000 and 2001 was $8,934, $138,874, $1,111,384, and $1,373,932, respectively.

LITIGATION

     We are party to various claims and legal proceedings that arise in the normal course of business (see Note 21). Management, on the advice of legal counsel, does not believe that a negative outcome of any known pending litigation would have a material adverse effect on us or our financial condition or results of operations.

                                  NETZEE, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

21. SUBSEQUENT EVENTS

NASDAQ NOTIFICATION

     On February 14, 2002, we received notification from The Nasdaq Stock Market indicating that we were out of compliance with the $5 million minimum market value requirement for our publicly held shares, as stated in Marketplace Rule 4450(a)(2). This rule provides us with 90 calendar days, or until May 15, 2002, to come into compliance with this rule, which would require our publicly held shares to maintain a minimum market value of $5 million for a minimum of 10 consecutive trading days during that period. If we fail to meet this requirement, we will become subject to delisting from The Nasdaq National Market, at which time we can appeal the delisting to the Nasdaq Listing Qualifications Panel. It is likely that we will be delisted from the Nasdaq National Market. In addition, we also have the option of applying to transfer our common stock to The Nasdaq SmallCap Market, where we also would have to satisfy continued inclusion requirements for that market. These requirements include maintaining certain levels of shareholders equity and market value, which may be unable to achieve.

LITIGATION

     As reported in our Form 10-Q for the quarter ended June 30, 2001, on November 1, 1999, Independent Banker's Bank of Florida ("IBBF") filed a lawsuit against Netzee in the U.S. District Court for the Middle District of Florida. In this lawsuit, IBBF claimed that we violated the terms of a marketing agreement between IBBF and SBS, a company acquired by our predecessor. We terminated this marketing agreement after the acquisition of SBS in August 1999. In the lawsuit, IBBF claimed that the marketing agreement did not permit Netzee to terminate the agreement and that Netzee breached certain exclusivity provisions of the agreement. In March 2002, we settled this litigation for $750,000. This amount was recorded in the first quarter of 2002 upon settlement of the litigation, as the amount was not reasonably estimable at December 31, 2001.

RELATED PARTY BORROWINGS

     On March 29, 2002, our joint credit facility with InterCept and Harland was amended. The maturity date of the credit facility was extended to April 10, 2003 and the total credit facility was reduced from approximately $19.6 million to $18 million. The first $17 million, to the extent borrowed, will be funded approximately 76.7% by InterCept and 23.3% by Harland. The remaining $1 million if borrowed, will be funded solely by InterCept. In connection with this amendment, InterCept will be paid a fee of $100,000 and Harland will be paid a fee of $20,000.

PREFERRED STOCK

     On March 29, 2002, the Registration Rights Agreement with the former shareholders of DPSC was amended to defer, until April 10, 2003, the right of the holders of the Series B Preferred Stock to require Netzee to repurchase the preferred stock. In connection with this amendment, Netzee paid an extension fee of approximately $500,000.

MEMORANDUM OF UNDERSTANDING

     In the first quarter of 2002, we entered into a Memorandum of Understanding ("MOU") with the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, and the Georgia State Banking Department. The MOU addresses several operational tasks which we believe we have now substantially completed, imposes continuing reporting requirements and prohibits us from declaring or paying cash or stock dividends on any shares of our capital stock without the approval of the banking regulators. No civil or monetary penalties have been imposed on us as a result of this MOU.